Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 123 Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual Meeting of Shareholders to be held on Wednesday, June 5, 2024 Meeting location: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada Time: 12:00 p.m. (Eastern Daylight Time) Notes to Proxy Form 1. behalf Every holder at the meeting has the .right If you to wish appoint to appoint some other a person person other of their than choice, the persons who need whose not names be a shareholder are printed herein, of Thomson please Reuters insert the Corporation, name of your to attend chosen and proxyholder act on their in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. proxy The shares forms represented received by by Management this proxy form will be will voted be voted FOR or items withheld 1 through from 3 voting and in as favor directed of Management’s by the holder proposals . In the absence generally of such . directions, shares represented by 6. This proxy form should be read in conjunction with the Notice of Annual Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on June 3, 2024. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free www.investorcentre.com. • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345

. MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder I/We being holder(s) of common shares of Thomson Reuters Print the name of the person you are Corporation hereby appoint: David Thomson, or failing him OR appointing if this person is someone Barry Salzberg, both being directors of Thomson Reuters other than the Management Nominees. as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual Meeting of Shareholders as well as all other matters that may properly come before the Annual Meeting of Shareholders of Thomson Reuters to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, June 5, 2024 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below. 1. Election of Directors To elect each of the following individuals as directors of Thomson Reuters: For Withhold For Withhold For Withhold For Withhold Fold 01. David Thomson 05. LaVerne Council 09. Simon Paris 13. Beth Wilson 02. Steve Hasker 06. Michael E. Daniels 10. Kim M. Rivera 03. Kirk E. Arnold 07. Kirk Koenigsbauer 11. Barry Salzberg 04. W. Edmund 08. Deanna 12. Peter J. Thomson Clark, C.M. Oppenheimer For Withhold 2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to fix the auditor’s remuneration. For Against 3. Advisory Resolution on Executive Compensation To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular. Fold Signature(s) Date Authorized for your instructions Signature(s) to be —Sign executed Here .- This section must be completed I/We authorize you to act in accordance with my/our instructions set out above. DD / MM / YY I/We hereby revoke any proxy previously given with respect to the Meeting. Quarterly Financial Statements and MD&A Request Annual Report Request Thomson Reuters quarterly financial statements and related management’s discussion Thomson Reuters annual report containing our audited financial statements and related and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to MD&A is available at www.thomsonreuters.com. However, if you wish to receive receive them by mail, please mark this box. If you do not mark this box, or do not it by mail, please mark this box. If you do not mark this box, or do not return this form, return this form, you will not receive our quarterly financial statements and MD&A by mail. you will not receive our annual report by mail. You are required to complete this request You are required to complete this request on an annual basis. on an annual basis. You can also receive these documents electronically—see reverse for instructions to enroll for electronic delivery. TOCQ 363685 XXXX AR1 9999999999